Item 7
 BlackRock Life Limited
 BlackRock Advisors, LLC
 BlackRock Investment Management (UK) Limited
 BlackRock (Luxembourg) S.A.
 BlackRock Investment Management (Australia) Limited
 BlackRock Fund Advisors
 BlackRock Institutional Trust Company, National Association
 BlackRock Fund Managers Ltd



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.